Exhibit 0.3


BALLANTRAE PARTNERS, L.L.C.
75 WEST END AVENUE R-12E
NEW YORK, N.Y.  10023

Telephone (212) 957-1337

Murry N. Gunty

CONFIDENTIAL

May 7, 1996

Mr. Robert Schatz
Chief Executive Officer
North East Insurance Company
482 Payne Road
Scarborough, Maine 04074

Dear Bob:

As a follow-up to our discussion yesterday, I am writing to you to provide you and the Board a brief summary of our intentions for our proposed investment in North East. As you can see from the attached biographies, I have joined with two senior executives from J.E. Robert Company and a seasoned insurance executive who I have known for a very long time, to form the group that is attempting to purchase Bernie Gershuny's stock in North East. All of us are happily entrenched in our careers and none of us are looking to run an insurance company. Instead, we believe that there is significant value that can be created by releasing the stock from the trust, and by raising capital to allow North East to achieve economies of scale. Debbie, Jonathan and I have spent our entire careers in the investment advisory and management business and have collectively been involved in billions of dollars of investments. Therefore, we are very confident that we can raise a substantial amount of equity capital for North East.

As I mentioned to you, we are interested in a consensual transaction that both you and the Board are comfortable with.
You clearly have done a fantastic job of operating the company over the past 10 years and we believe that your leadership will be critical to helping this company grow.

We are structuring the transaction as a purchase of a beneficial interest in the trust. Though we believe we are not required by law to receive approval from the Board of North East, given our intentions to raise capital and to grow the company, we would be handicapped by Section 611-A of the Maine Business Corporations Act if we did not have prior approval. Therefore, we would like the Board to exempt the transaction from the "Interested Stockholder" provisions of Section 611-A, understanding that this would require no formal position with respect to our Form A until a later date.

The timing on this, unfortunately, is immediate, and we are trying to close the transaction in the next few days. Your immediate attention to this matter would therefore, be most appreciated.

I look forward to speaking with you soon.

Sincerely,


/s/ Murry N. Gunty
Murry N. Gunty
Managing Director

cc:  Deborah L. Harmon, Managing Director - Ballantrae Partners
     Jonathan S. Kern, Managing Director - Ballantrae Partners
     Reginald Strickland, Managing Director - Ballantrae Partners
     Larry Yanowitch, Partner - Tucker, Flyer & Lewis
     Michael High, Partner - Drummond, Woodsum & MacMahon


Biographies of Principals in the NEIC acquisition group:

MURRY N. GUNTY

Mr. Gunty currently is a Vice President at Lazard Freres & Co., one of the leading investment banks in the world. Mr. Gunty is based in New York City, where he is a senior member of a 13 person group managing investment funds totaling $1.7 billion. Previously, Mr. Gunty worked at J.E. Robert Company, Inc. ("JER"), a leading investment and management firm that manages in excess of $7 billion of commercial loans and real estate assets. At JER Mr. Gunty oversaw investments of public companies and public debt securities, including the acquisition of MIP Properties, a $70 million publicly trade REIT that had a $23 million equity market capitalization at the time of the acquisition. Prior to that, Mr. Gunty worked at The Blackstone Group, a leading private equity investment firm that manages in excess of $2 billion.

Mr. Gunty has an A.B. from Harvard College and MBA from Harvard
Business School.

JONATHAN S. KERN

Mr. Kern is an Executive Vice President of J.E. Robert Company, Inc. ("JER"), a leading investment firm that currently manages in excess of $7 billion of commercial loan and real estate assets. Mr. Kern is responsible for the daily operations of JER, including acquisitions, finance & administration, systems and human resources. Mr. Kern has personally been responsible for in excess of $1 billion of investments over the past 4 years. Mr. Kern was formerly a Vice President at Bankers Trust, where he was involved corporate advisory work and in the troubled loan area which he oversaw the restructuring of more than $400 million of troubled loans.

Mr. Kern has an A.B. from Harvard College and an MBA from The
Wharton School at the University of Pennsylvania.

DEBORAH L. HARMON

Ms. Harmon is an Executive Vice President of J.E. Robert Company, Inc. ("JER"), a leading investment and management firm that manages in excess of $7 billion of commercial loans and real estate assets. Ms. Harmon is responsible for capital raising and the strategic development group which develops and implements all new business lines for JER. Ms. Harmon is solely responsible for the development of JER's joint venture with Goldman Sachs, whereby JER currently manages in excess of $1 billion (equity) on behalf of Goldman Sachs. Previously, Ms. Harmon was a Managing Director at Bankers Trust, where she was one of the youngest Managing Directors in the history of the bank. At Bankers Trust, Ms. Harmon had varying responsibilities including corporate advisory work, merchant banking and troubled loans, where she directed the restructuring of in excess of $1 billion of debt restructures including the leading role in the Donald Trump "work-out."

Ms. Harmon has an A.B. from Johns Hopkins University and an MBA from The Wharton School at the University of Pennsylvania.

REGINALD STRICKLAND

Mr. Strickland has 30 years of insurance experience and currently is Executive Vice President of Strickland General Agency, Inc. ("Strickland"), where he directs all of the underwriting and claims operations. Strickland is managing general agency that has annual premium volume in excess of $60 million, and currently employs 60 people in two offices in Georgia and Mississippi. Strickland represents 20 A and A+ Best rated insurance companies, many of which they have represented in excess of 12 years. Mr. Strickland began his insurance career as a multiple line trainee with Crum and Forster. He later worked for Northwestern National Insurance Group and then Superior Insurance Service, Inc., which developed into Strickland General Agency, Inc.
Mr. Strickland is President of Georgia Property and Casualty Insurance Wholesalers, an organization composed of all the leading P & C wholesalers in Georgia, and President of Georgia Premium Finance Association, an organization composed of virtually all of the National premium finance companies in Georgia.

Mr. Strickland attended Georgia Institute of Technology.